ASCENT SOLAR TECHNOLOGIES, INC.
12300 Grant Street
Thornton, CO 80241

January 12, 2017

VIA EDGAR CORRESPONDENCE
Mr. Tim Buchmiller
Office of Electronics and Machinery
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re: Ascent Solar Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 11, 2016
File No. 001-32919

Dear Mr. Buchmiller,
This letter is being submitted in response to the letter dated December 22, 2016 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to its review of the above-referenced filing of Ascent Solar Technologies, Inc. (“we,” “us,” “our,” “Ascent” or the “Company”). For your convenience, we have reproduced the Staff’s comments in bold print below, and followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2015
Item 1A. Risk Factors, page 11
1.    We note your disclosure on page 35 that Victor Lee, your Chief Executive Officer and Director, is also the managing director of Tertius Financial Group Pte Ltd, a boutique corporate advisory and private investment firm he founded in February 2009. We also note that according to your disclosure, Mr. Lee is the only executive officer of the company and is serving as both principal executive officer and as acting principal financial officer. In your future filings as appropriate, add risk factor disclosure regarding any potential conflicts of interest that may arise from the business activities of your officer and disclose the number of hours that Mr. Lee devotes to your business.

Response:

In response to the Staff’s comment, we will expand our risk factor disclosure in future filings to discuss the potential conflicts of interest that may arise from Mr. Lee’s affiliation with Tertius Financial Group. We will also add to future filings disclosure to the effect that Mr. Lee devotes substantially all of his business time to his positions with the Company. Tertius Financial Group is now predominantly an investment holding company with very little activity. Mr. Lee does not spend more than 5% of his business time on activities regarding Tertius Financial Group.

Comparison of the Years Ended December 31, 2015 and 2014, page 28

2.    We note your disclosure that your revenues during 2015 increased as compared to 2014. It does not appear, however, that you have provided any discussion and analysis regarding the material factors driving that increase. Similarly, in your Form 10-Q for the quarterly period ended September 30, 2016, we note that your revenues decreased for the three and nine months ended September 30, 2016, but that you have not quantified the effect of each material factor that drove the decrease in your revenues. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, management should quantify and disclose the nature of each item that caused the significant change. Please revise your future filings in response to this comment. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

Response:
In response to the Staff’s comment, we will expand the disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in future filings to discuss in greater detail the reasons for the fluctuations in revenues during 2015 and 2016, and also to quantify, to the extent possible, the impact of the factors causing those fluctuations.
The revenue increase of 2015 over 2014 was primarily due to an overall expansion and ramp up of sales of the Company’s Enerplex branded line of consumer products, including a large expansion of the retail outlet footprint for such products over those periods. The significant revenue decline experienced in 2016 was primarily due to the following factors: (i) significantly decreased orders from several large retail customers, (ii) a change in commercial terms from another large retailer which caused revenue recognition to be delayed to later quarters, (iii) cost-cutting and capital constraints at the Company necessitated by more difficult capital raising conditions for the Company following its de-listing from the Nasdaq Capital Market in February 2016, and (iv) the overall negative retail environment (especially for brick and mortar retailers) during 2016.

Related Party Transactions, page 42

3.    We note your disclosure on page 15 that “TFG Radiant may have the ability to prevent any transaction that requires the approval of stockholders” but that as of March 9, 2016 TFG Radiant owned approximately 3% of your common stock. In future filings, please clarify in this section and in your risk factor how TFG could prevent transactions that require stockholder approval. File any related stockholder agreement as required by Item 601(b)(10).

Response:
In response to the Staff’s comment, in future filings we will either revise or (more likely) delete the current risk factor disclosure regarding TFG Radiant.
The current stockholders agreement with TFG Radiant dated as of December 30, 2011 is listed as Exhibit 10.21 to the most recent Form filed 10-K (and is incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on January 5, 2012). A number of the control provisions in that stockholders agreement (such as board seat rights and certain agreements regarding the voting of shares) are conditioned upon TFG Radiant maintaining a certain ownership percentage of the Company. Due to subsequent share issuances, TFG Radiant’s ownership percentage has now declined to less than 1%. Accordingly, certain of those provisions are not currently operative. In addition, that agreement expired by its terms on December 31, 2016.

Signatures, page 46

4.    Please revise your future filings to indicate who has signed your Form 10-K in the capacity of controller or principal accounting officer. Refer to General Instruction D(2)(a) to Form 10-K.

Response:
In response to the Staff’s comment, in future filings the 10-K signature page will be revised to clearly indicate who is signing the filing as the Company’s principal financial officer and also as the Company’s principal accounting officer. Victor Lee currently serves in both roles. The signature page for the 10-K filed in March 2016 was inadvertently revised to remove the reference to principal accounting officer. The signature page of previous 10-K filings contained references to both principal financial officer and principal accounting officer.
If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (720) 872-5233.

Very truly yours,

/s/ Victor Lee
Victor Lee
President and
Chief Executive Officer

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